SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

[redacted]

SEC 08029216 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthcare Community Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Empire Drive
(No. and Street)

Rensselaer (City) New York (State) 12144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. DelPozzo (518) 431-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 State Street (Address) Albany (City) New York (State) 12207 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. DelPozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

VP, CFO
Title

[signature]
Notary Public

KAREN A. BONILLA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BO6077404
Qualified in Rensselaer County
Commission Expires July 08, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ on internal control required by Sec Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years ended December 31, 2007 and 2006

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Healthcare Community Securities Corporation

We have audited the accompanying statements of financial condition of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 23, 2008

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
Assets		
Current Assets		
Cash	$ 123,694	$ 34,400
Investment in money market fund, at market value	1,400,175	1,991,354
Commissions receivable	893,857	852,975
Prepaid income tax	43,214	126,192
Prepaid expenses and other	17,653	53,184
Total current assets	2,478,593	3,058,105
Property and Equipment, net	15,755	31,853
Other Assets	30,068	24,252
Total assets	$ 2,524,416	$ 3,114,210
Liabilities and Stockholder's Equity		
Current Liabilities		
Accrued expenses	$ 766,934	$ 728,895
Due to affiliate	338,307	1,115,009
Total current liabilities	1,105,241	1,843,904
Other Liabilities	102,094	38,996
Total liabilities	1,207,335	1,882,900
Stockholder's Equity		
Common stock, no par value; 100 shares authorized, issued and outstanding	100	100
Additional paid-in capital	99,900	99,900
Retained earnings	1,260,198	1,131,310
Accumulated other comprehensive loss, net of deferred tax benefit	(43,117)	-
Total stockholder's equity	1,317,081	1,231,310
Total liabilities and stockholder's equity	$ 2,524,416	$ 3,114,210

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME

	Years Ended December 31,	
	2007	2006
Revenues:		
Gross commissions	$ 9,235,355	$ 8,899,096
Less commissions paid to other broker/dealers	4,924,092	4,896,258
Net commissions	4,311,263	4,002,838
Consulting fees and other income	88,162	42,000
Interest income	92,151	92,505
	4,491,576	4,137,343
Expenses:		
Corporate expenses	965,994	914,366
Employee compensation and benefits	1,192,752	1,171,523
Insurance	82,681	82,515
Professional	222,224	192,269
Occupancy	107,493	97,679
Consulting expense	30,000	30,000
Other operating expenses	375,519	351,844
	2,976,663	2,840,196
Income before income taxes	1,514,913	1,297,147
Income tax expense	586,025	518,533
Net income	$ 928,888	$ 778,614

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
Balance, January 1, 2006	$ 100	$ 99,900	$ 1,152,696	$ -	$ 1,252,696	
Net income	-	-	778,614	-	778,614	$ 778,614
Dividends paid	-	-	(800,000)	-	(800,000)	-
Comprehensive income	-	-	-	-	-	$ 778,614
Balance, December 31, 2006	100	99,900	1,131,310	-	1,231,310	
Net income	-	-	928,888	-	928,888	$ 928,888
Dividends paid	-	-	(800,000)	-	(800,000)	-
Post employment benefits, net of deferred tax benefit	-	-	-	(43,117)	(43,117)	(43,117)
Comprehensive income	-	-	-	-	-	$ 885,771
Balance, December 31, 2007	$ 100	$ 99,900	$ 1,260,198	$ (43,117)	$ 1,317,081	

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2007	2006
Cash Flows From Operating Activities		
Net income	$ 928,888	$ 778,614
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	16,098	16,151
Changes in:		
Accounts receivable	(40,882)	(20,302)
Prepaid income taxes	82,978	(80,341)
Prepaid expenses	35,531	(1,630)
Other assets	(5,816)	707
Income taxes payable	-	(26,871)
Other liabilities	19,981	11,736
Accrued expenses	38,039	23,540
Cash provided by operating activities	1,074,817	701,604
Cash Flow From Financing Activities		
(Decrease) increase in due to affiliates	(776,702)	798,092
Dividends paid	(800,000)	(800,000)
Cash used in financing activities	(1,576,702)	(1,908)
Cash Flow From Investing Activities		
Proceeds (purchases) of money market funds	591,179	(671,579)
Cash used in investing activities	591,179	(671,579)
Net increase in cash and cash equivalents	89,294	28,117
Cash and cash equivalents, beginning of year	34,400	6,283
Cash and cash equivalents, end of year	$ 123,694	$ 34,400
Supplemental Disclosures of Cash Flow Information		
Cash payments for income taxes	$ 612,290	$ 625,745

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc., a wholly-owned subsidiary of HANYS Services, Inc. (Parent), a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. provides software products and consulting services primarily to HANYS' members.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) Revenue Recognition/Commission Receivable

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commissions receivable represent commissions earned on these transactions but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. At December 31, 2007 and 2006, an allowance for doubtful accounts was not considered necessary.

(c) Income Taxes

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carryforwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) *Property and Equipment*

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

(e) *Securities and Exchange Commission Rule 15c3-3 Exemption*

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2007 or 2006. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Corporation promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Corporation does not maintain margin accounts.

(f) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) *Cash*

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks. Changes in money market funds, which are typically considered cash equivalents, are reflected as investing activities in the statements of cash flows.

(h) Other Post-Retirement Costs

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* This statement requires the recognition of a defined benefit pension or postretirement plan's funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period. The Corporation adopted SFAS No. 158 for the year ended December 31, 2007. The adoption of SFAS No. 158 required the Corporation to recognize $43,117 of previously unrecognized actuarial losses and prior service costs, net of deferred tax benefit.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS allocates certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and is reimbursed by the Corporation on a monthly basis. Corporate and occupancy expenses allocated from HANYS to the Corporation approximated $966,000 and $914,400 in 2007 and 2006, respectively. Amounts due to affiliate at December 31, 2007 and 2006 represents the net liability due to HANYS for allocated expenses and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest.

NOTE 3 — INVESTMENT IN MONEY MARKET FUND

The Corporation has an investment in a money market mutual fund to achieve its investment objective of low risk and high liquidity. The fund invests only in money market instruments backed by the full faith and credit of the United States Government.

NOTE 4 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2007 and 2006 consisted of the following:

	2007	2006
Direct administrative fees	$ 16,172	$ 12,391
Travel	114,487	109,489
Telephone	31,833	33,610
Printing and postage	6,455	8,525
Maintenance and repairs	32,462	28,143
Advertising and promotion	68,190	65,745
Seminar and conference space	15,086	2,781
Depreciation expense	16,098	16,151
Office supplies and other	74,736	75,009
	$ 375,519	$ 351,844

NOTE 5 — EMPLOYEE BENEFIT PLANS

PENSION PLAN

The Corporation participates in HANYS's defined contribution plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2007 and 2006 were approximately $69,300 and $70,700, respectively.

OTHER POST RETIREMENT BENEFITS

HANYS provides postretirement health and life insurance benefits to all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc.'s Postretirement Welfare Plan (the "postretirement plan") for all full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. The maximum amount of benefits available to retirees is limited by the HANYS' policy.

NOTE 5 — EMPLOYEE BENEFIT PLANS (Continued)

OTHER POST RETIREMENT BENEFITS *(Continued)*

A summary of the Corporation's share of the funded status of the postretirement plan and other plan information is as follows:

	2007	2006
Benefit obligation	$ (102,094)	$ (38,996)
Fair value of plan assets	-	-
Funded status-(unfunded)	$ (102,094)	$ (38,996)
Accrued benefit cost recognized in the statements of financial position	$ 58,063	$ 38,996
Previously unrecognized -		
Net loss (gain)	$ 60,158	$ -
Transition (asset) obligation	-	-
Prior service cost	(16,127)	-
Tax benefit	(914)	-
	$ 43,117	-
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	5.75%	5.75%
Expected return on plan assets	-	-
Rate of compensation increase	3.00%	3.00%

The previously unrecognized net actuarial loss, transition obligation, and prior service cost, including the related deferred tax benefit, is $43,117 at December 31, 2007 and is included in the statements of changes in stockholder's equity.

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 5.75% at both December 31, 2007 and 2006. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 9.0% for 2007 grading to 4% by 2012 (10% for 2006) and remaining at that level thereafter.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") introduced a new prescription drug benefit under Medicare that went into effect in 2006. The Act also included a federal subsidy payable to plan sponsors equal to 28% of certain prescription drug benefits payable to Medicare-eligible retirees in 2006. The subsidy is available to an employer that sponsors a retiree medical plan that includes a prescription drug benefit that is at least as valuable as the new Medicare coverage. The subsidy is not subject to Federal income tax. The APBO valuation does not reflect the effect of the Act as HANYS has determined the effect to be immaterial to the postretirement plan. Accordingly, HANYS elected not to file for the 2006 subsidy.

NOTE 5 — EMPLOYEE BENEFIT PLANS (Continued)

OTHER POST RETIREMENT BENEFITS *(Continued)*

Healthcare cost trend rates have a significant effect on the future costs and related amounts reported for health care plans. An additional one-percentage-point change in the assumed health care cost trend rate for each year would significantly change the postretirement benefit obligation.

In January 2005, HANYS' Board of Directors approved an amendment to its postretirement health and life insurance benefit plan. These amendments effectively changed certain eligibility criteria for certain employees participating in the plan, as well as capping certain costs and eliminating certain benefits offered under the plan.

Other information related to the postretirement plan is as follows:

	2007	2006
Service cost for benefits earned	$ 4,541	$ 4,825
Interest cost on benefit obligation	5,304	4,851
Amortization of prior year cost and actuarial gain/loss	1,490	2,060
Periodic benefit cost	$ 11,335	$ 11,736
Employer contribution made	$ -	$ -
Benefits paid	$ -	$ -

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measuring date, are as follows:

2008	$ -
2009	$ -
2010	$ -
2011	$ -
2012	$ 3,403
2013 - 2017	$ 42,397

DEFERRED COMPENSATION PLAN

The Parent has a Deferred Compensation Plan for the benefit of highly compensated employees of the Parent and its subsidiaries which provides for a benefit to the employee at the age of retirement (65 years old).

This plan is to be funded through deferment of a portion of the employee's annual earnings. Annual contributions are limited to the maximum permitted under the Internal Revenue Code (IRC) 457(b). (While this plan is not a 457(b) plan, the Corporation has elected to limit salary deferments to the plan as they would be limited by IRC 457(b)). This limitation for 2007 was $15,500. ($15,000 in 2006)

As of December 31, 2007 and 2006, the Corporation had no participants in the plan.

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Furniture	$ 30,960	$ 30,960
Office equipment	20,152	20,152
Software	30,000	30,000
Computer equipment	3,748	3,748
	84,860	84,860
Less accumulated depreciation	69,105	53,007
Property and equipment, net	$ 15,755	$ 31,853

NOTE 7 — OTHER INCOME

During 2007, regulatory responsibility for registered brokers and dealers was assumed by FINRA. Previously, brokers and dealers were regulated by the National Association of Securities Dealers, Inc. (NASD). The NASD merged with the New York Stock Exchange to increase efficiency and cut down on duplicated efforts and created a new regulatory entity now known as FINRA. As part of the merger, member firms received monies reflecting cost savings on the part of FINRA. Included in other income is approximately $35,000 representing funds received from FINRA.

NOTE 8 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2007 and 2006, the Corporation had net capital, as defined, of approximately $1,182,400 and $919,000, respectively, which was approximately $1,101,900 and $793,000 in excess of its minimum required net capital of approximately $80,500 and $125,500 at December 31, 2007 and 2006, respectively. The Corporation's ratio of aggregate indebtedness to net capital was approximately 1:1 and 2:1 at December 31, 2007 and 2006, respectively.

NOTE 9 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ending December 31, 2007 and 2006 is approximately $586,000 and $518,000, respectively. The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2007 and 2006 are presented below:

	2007	2006
Deferred tax asset		
Accrued expenses	$ 70,300	$ 43,700
Valuation allowance	(40,300)	(19,500)
Net deferred tax asset (included in other assets)	$ 30,000	$ 24,200

SUPPLEMENTARY INFORMATION

SCHEDULE I

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1
As of December 31, 2007

Net Capital	
Total stockholder's equity qualified for net capital	$ 1,317,081
Deductions and/or charges:	
Non-allowable assets:	
Other assets	(42,788)
Prepaid income tax	(43,214)
Prepaid expenses	(4,933)
Property and equipment, net	(15,755)
Net capital before haircuts on securities positions	1,210,391
Haircuts on money market investment (2%)	(28,004)
Net capital	$ 1,182,387
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 766,934
Due to affiliates	338,307
Other liabilities	102,094
Total aggregate indebtedness	$ 1,207,335
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 80,493
Minimum net capital requirement	25,000
Excess net capital over minimum net capital requirement	$ 1,101,894
Excess net capital at 1000%*	$ 1,061,654

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report, and the above schedule as of December 31, 2007.

OTHER REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors
Healthcare Community Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Healthcare Community Securities Corporation (the Corporation) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures followed that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

UHY LLP
Certified Public Accountants

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 23, 2008

END